UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2022

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya

Name:	Makoto Umemiya
Title:	Deputy President & Senior Executive Officer / Group CFO

June 24, 2022

Company:	Mizuho Financial Group, Inc.
Representative:	President & Group CEO Masahiro Kihara
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code:	8411 (Prime Market of Tokyo Stock Exchange)

Announcement of Possible Irrecoverability or Delayed Collection of Claims

Mizuho Financial Group, Inc. (“MHFG”) previously announced Possible Irrecoverability or Delayed Collection of Claims on May 31, 2022 as a timely disclosure (hereinafter referred to as the “Press Release dated May 31, 2022”). MHFG hereby updates and announces that the claims on Marelli Holdings Co., Ltd. and certain of its subsidiaries (hereinafter referred to as the “Company” and the “Companies”) held by Mizuho Bank, Ltd., a subsidiary of MHFG, may be delayed or become irrecoverable due to the developments described below.

1. Outline of the subsidiary of MHFG

(1) Company Name:	Mizuho Bank, Ltd.

(2) Address:	1-5-5 Otemachi, Chiyoda-ku, Tokyo

(3) Representative:	Kato Masahiko, President & CEO

(4) Line of Business:	Banking

(5) Capital Stock:	1,404 billion yen

2. Outline of the Company

(1) Company Name:	Marelli Holdings Co., Ltd.

(2) Address:	2-1917 Nisshin-cho, Kita-ku, Saitama-city Saitama

(3) Representative:	Hiroshi Moriya, Representative Director David John Slump, Representative Director

(4) Line of Business:	Management of auto-parts manufacturing subsidiaries

(5) Capital Stock:	100 million yen

(6) Date of Foundation:	October 6, 2016

3. Relevant Developments

On the Press Release dated May 31, 2022, MHFG announced that the Companies commenced proceedings for the Turnaround ADR* on March 1, 2022, and also that, at the creditors’ meeting held on May 31, 2022, the Companies presented the business revitalization plan to creditors, including Mizuho Bank, Ltd..

At the creditors’s meeting held on June 24, 2022 in the course of the Turnaround ADR, some of the creditors did not approve the business revitalization plan, and the proceedings of Turnaround ADR closed. On the same day, Marelli Holdings Co., Ltd. filed a motion for Civil Rehabilitation proceedings at Tokyo District Court.

It is MHFG’s understanding that Marelli holdings Co., Ltd. plans to initiate necessary procedures for filing a motion for Simplified Rehabilitation.

4. Amount and type of claims on the Companies (as of May 31, 2022)

Loans and other: 399.5 billion yen

(Percentage to MHFG Consolidated Net Assets as of March 31, 2022: 4.3%)

5. Forecast of MHFG’s financial results

With regard to the above claims, we plan to apply the necessary accounting treatment in the first quarter of the fiscal year ending March 31, 2023. Nonetheless, there is no revision to MHFG’s Consolidated Earnings Estimates and Dividend Estimates for the fiscal year ending March 31, 2023.

*	Alternative Dispute Resolution.

End

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Our views regarding earnings estimates for fiscal 2022 set forth in this immediate release are based on our assessment of information regarding the business and market environment that are available as of the date of this immediate release and assumptions regarding factors that are currently uncertain and may impact our financial performance. Actual results may differ materially, for example, if our assessment of business and market environment and their impact on our business, financial condition and results of operations proves to be inaccurate. Other factors that could affect our financial condition and results of operations are included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 29, 2021, both of which are available in the Financial Information section of our web page at www.mizuhogroup.com and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.